

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010   February 26, 2010

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
c/o Educational Investors Corp.
845 Third Avenue
6th Floor
New York, NY 10022

> **Re: Florham Consulting Corp.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2010**
> **File No. 333-164871**

Dear Mr. Bianco:

As you know, we are reviewing your Preliminary Schedule 14C as initially filed on January 14, 2010 and subsequently amended, and we have issued comments in relation to that review. In conjunction with that review, we will also be reviewing your registration statement filed on February 11, 2010, which is related to your Preliminary Schedule 14C. Please note that we may raise comments on your S-1, depending on any revisions made to the Preliminary Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3402.

Sincerely,

Angela McHale
Staff Attorney

cc: Stephen A. Weiss, Esq. (*via facsimile*)